```
<SUBMISSION>
<TYPE>                  DEFC14A
<DOCUMENT-COUNT>        2
<NOTIFY-INTERNET>       cperron@alliedprint.com
<SROS>                  none
<SUBJECT-COMPANY>
        <CIK>           0000105189
        <NAME>          Del Webb Corporation
        <IRS-NUMBER>    86-0077724
</SUBJECT-COMPANY>
<SUBMISSION-CONTACT>
        <NAME>          Rick Miller, Esq.
        <PHONE>         404 572 6600
</SUBMISSION-CONTACT>
<FILER>
        <CIK>           0001122096
        <CCC>           a5rh*qqr
</FILER>
```

```
<DOCUMENT>
     <TYPE>               DEFC14A
     <DESCRIPTION>        Definitive Proxy Statement
<TEXT>
```

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 14A

                            (RULE 14A-101)

                  INFORMATION REQUIRED IN PROXY STATEMENT
                        SCHEDULE 14A STATEMENT

```
<R>
```
                  Proxy Statement Pursuant to Section 14(a) of
                        the Securities Exchange Act of 1934
```
</R>
```

Filed by the Registrant   /_/ Filed by a Party other than the Registrant /X/

Check the appropriate box:

```
<R>
```
/_/ Preliminary Proxy Statement
/_/ Confidential, for Use of the Commission Only (as permitted by
       Rule 14a-6(e)(2))
/X/ Definitive Proxy Statement
/_/ Definitive Additional Materials
/_/ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
```
</R>
```

                          DEL WEBB CORPORATION

                  (Name of Registrant as Specified in Its Charter)

                          PACIFIC PARTNERS, LLC

      (Name of Person(s) Filing Proxy Statement if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

          /X/   No fee required.
          /_/   Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
                   and 0-11

(1)   Title of each class of securities to which transaction applies:
         Not applicable
         ----

(2)   Aggregate number of securities to which transaction applies:
         Not applicable
         ----

(3)   Per unit price or other underlying value of transaction computed
         pursuant to Exchange Act Rule 0-11 (set forth the amount on which the
         filing fee is calculated and state how it was determined)
         Not applicable
         ----

(4)   Proposed maximum aggregate value of transaction:
         Not applicable
         ----

(5)   Total fee paid:
         Not applicable

/_/   Fee paid previously with preliminary materials
/_/   Check box if any part of the fee is offset as provided by Exchange Act
         Rule 0-11(a)(2) and identify the filing for which the offsetting fee
         was paid previously. Identify the previous filing by registration
         statement number, or the form of schedule and the date of its filing.

(1)   Amount Previously Paid:
         Not applicable
         ----

(2)   Form, Schedule or Registration Statement No.:
         Not applicable
         ----

(3)   Filing Party:
         Not applicable
         ----

(4)   Date Filed:
         Not applicable

<PAGE>

PACIFIC PARTNERS, LLC

1702 East Highland Avenue

Suite 310

Phoenix, AZ 85016

602-248-8181

Fax: 602-248-0884

<R>

October 19, 2000

Dear Fellow Del Webb Stockholders:

Pacific Partners is proposing a slate of Directors committed to addressing the problems we think exist at Del Webb. I just wanted to take a brief moment to explain the accompanying materials and what we are trying to accomplish on behalf of all stockholders.
</R>

Pacific Partners identified Del Webb as an investment opportunity with the potential for substantial appreciation but we believed that in order to achieve this objective certain fundamental changes had to occur. As noted in the attached Proxy Statement, Del Webb's track record in terms of generating returns for its stockholders over the last five years has been, in our opinion, absolutely abysmal.

<R>
We own in excess of 1,000,000 shares of Del Webb Common Stock (5.49% of the outstanding stock) and are now the second largest stockholder in Del Webb. We think that Del Webb and its stockholders would all benefit from having some new, independent Directors. We have made a substantial personal investment in the Company and our nominees are committed to investigating alternative strategies for maximizing stockholder value. We have laid out our case in the attached Proxy Statement. I would appreciate your taking a few moments to review our Proxy Statement. Even more so, I would appreciate your support in electing the two candidates being sponsored by us. While we would be a minority presence, I can assure you that we would be an active presence dedicated to investigating all reasonable alternatives to maximize stockholder value.
</R>

Thanks for your time and consideration. If you have any questions, please call.

Very truly yours,

WILLIAM S. LEVINE
_____

WILLIAM S. LEVINE

<R>
Time is short. Your vote is very important.

Even if you do not plan to attend the Annual Meeting, please sign and return the enclosed BLUE proxy card as soon as possible. A prepaid self addressed envelope is enclosed for your convenience. Please contact D.F. King & Co., Inc at (800) 207-2872 or jcornwel@dfking.com for instructions on how to vote by email, facsimile and by telephone or with any questions.
</R>

<PAGE>

PACIFIC PARTNERS, LLC

PROXY STATEMENT

IN OPPOSITION TO THE BOARD OF DIRECTORS

OF DEL WEBB CORPORATION

Annual Meeting of Stockholders

November 2, 2000

INTRODUCTION

We believe something is seriously wrong at Del Webb:

o   Five-year cumulative total returns to stockholders - negative 32%

o   Management compensation - excessive in our view particularly given
    stockholder returns

<R>
o   Personal Investment in stock by Directors - less than 1% (excluding options
    since no cash is invested until exercised) - pathetic in our view given
    tenure

o   Debt to book capital - 67.6% - highest of comparable companies(see page 7)
</R>

<R>
Pacific Partners believes that these statements describe the situation at Del
Webb Corporation ("Del Webb" or the "Company") and represent both the cause and
effect of Del Webb's unsatisfactory performance. We think that the Company has
been unable to maximize stockholder value because of an inordinate amount of
debt for a public company of its size. Del Webb's enormous debt load (in excess
of $1.0 Billion as of June 30, 2000), in our opinion, has and will continue to
limit the Company's financial flexibility and will impede its ability to take
advantage of future opportunities. We believe that Del Webb is not currently
taking adequate steps to reduce its debt.

In our meetings with Del Webb management, we have discussed the challenges
facing the Company such as reducing overhead costs and infrastructure
investment. While we have refrained from advancing any specific plans at this
time, we have suggested that stockholders would benefit from having new,
independent directors. Our nominees are committed to seeking out and analyzing
alternative strategies for increasing stockholder value. We are disappointed
that management has recently rebuffed the highly publicized proposal by J. F.
Shea Company, Inc. ("Shea") to purchase the Company at $30 per share -- a 48.7%
premium over the 90-day average trading price at the time. See Del Webb's press
release dated September 25, 2000.

In light of management's response to our suggestions, we have determined to
nominate two candidates for election to the Del Webb Board of Directors. See
"Background to the Solicitation." Our nominees are William S. Levine and Brian
J. O'Connor. Our candidates have extensive experience in financial and
operational matters and have outstanding track records in generating value for
stockholders in connection with their service as directors of Outdoor Systems,
Inc. (now Infinity Outdoor, Inc. following its sale in December 1999 to Infinity
Broadcasting Corporation, an affiliate of Viacom Inc., for more than $8.0
Billion). From the time of its initial public offering in 1996 until its sale in
1999, Outdoor Systems' shareholders realized a total cumulative return in excess
of 2,400%.
</R>

<R>
While our nominees will admittedly be only a minority presence on the Del Webb
Board, and no assurance can be given that stockholder value will be increased if
our nominees are elected, we believe the election of our nominees should be
recognized by management and the existing Del Webb Board as a mandate for
change. In their role as catalysts for change, our nominees will be an active
presence on the Del Webb Board, committed to encouraging the Company's Board to

investigate thoroughly all viable alternatives to increasing stockholder value.
</R>

<PAGE>
<R>
We are also soliciting authority to vote for one of the nominees that has been
sponsored by Del Webb. Since there are three board seats to be filled at the
Annual Meeting (approximately one-third of Del Webb's staggered board) and since
Pacific Partners is only soliciting proxies for the election of two nominees, if
our nominees are elected, one of the nominees proposed by the Company will also
be elected. Pacific Partners intends to use the proxies solicited hereby to vote
for one nominee being sponsored by the Company's Board of Directors. While we
are not permitted to name the Company nominee for whom we will vote, we can tell
you that we will not vote for Glenn W. Schaeffer or C. Anthony Wainwright. If
you want, you can withhold authority to vote for the remaining Company nominee
or any of Pacific Partners' nominee(s) by following the instructions on the BLUE
proxy card. For information regarding the Company's nominees for election as
Directors, please refer to the Company's Proxy Statement dated September 22,
2000 (the "Del Webb Proxy Statement"). There can be no assurance that any of the
Company's nominees will serve if elected along with any of our nominees.
</R>

Proxy statements can be difficult to read. We would like to highlight a few of
the interesting facts that can be gleaned from a close reading of the Del Webb
Proxy Statement.

Returns to Stockholders

The chart below was prepared by Del Webb because it is required to be disclosed
in the Del Webb Proxy Statement. It shows the value in June 2000 of $100
invested in three different investments in June 1995. In one sense, this is the
Board's and management's report card for the last five years. A picture is worth
1,000 words.

        [GRAPHIC OMITTED]

                                       2

<PAGE>
	DEL WEBB	Peer group	S & P 500
6/95	$100	$100	$100
6/96	86.91	107.84	126
6/97	71.48	132.5	169.73
6/98	115.14	221	220.92
6/99	106.19	186.67	271.19
6/00	68.11	147.9	290.85

o $100 invested on 6/30/95 in stock or index -- including reinvestment of
        dividends. Fiscal year ending June 30.

        The results are clear:

        o   Since June 1995 the cumulative total returns to Del Webb
                   stockholders have been negative 32%.

<R>
        o   By contrast, the cumulative return on an investment in
                   the peer group that Del Webb chose to compare itself
                   with was positive 47.9%.
</R>

        o   The return from an investment in the S&P 500 over the
                   same period was positive 190.0%.

<R>
Pacific Partners owns over 1,000,000 shares of Del Webb Common Stock
representing approximately 5.49% of the outstanding Common Stock. Today that
makes us the second largest Del Webb stockholder. We bought our shares because
we thought there was an opportunity for substantial appreciation if certain
steps were taken and we thought we could be the catalyst for change. However,
absent dramatic action, we are concerned that future returns to stockholders
could well mirror the dismal returns that have been generated over the last five
years.
</R>

Management Compensation

In the face of this record of generating a negative 32% return for stockholders,
the Company's Board of Directors has continued to reward management with
substantial salaries, bonuses and grants of restricted stock and stock options.
See Del Webb Proxy Statement, pages 7-9. When Philip Dion, the Company's Chief
Executive Officer who oversaw the Company's performance reflected in the chart
above, retired on November 30, 1999, the Board of Directors agreed to pay-out
Mr. Dion's lifetime benefit under the Company's Supplemental Executive
Retirement Plans in three equal annual payments of $3,880,119 (plus interest);
i.e., approximately $12.0 Million (plus interest). See Del Webb Proxy Statement,
page 13. Mr. Dion was also given a two-year consulting agreement that pays him
$250,000 a year. In other words, we believe the Board of Directors rewarded Mr.
Dion with more than $12 million of your money and then hired him as a highly
paid consultant.

<PAGE>
New Del Webb Management Incentive Plans

<R>
Now the Company is asking stockholders to approve two more management incentive
plans, the 2000 Executive Long-Term Incentive Plan (the "Equity Plan") and the
2000 Executive Management Incentive Plan (the "Cash Pay Plan"). At Pacific
Partners, we believe that the interests of all management teams should be
aligned with those of stockholders, and that reasonable cash and/or stock
rewards to management are appropriate only when stockholders have prospered. We
do not believe, however, that the past performance of the Company (negative 32%
five year cumulative total returns) justifies the salaries, bonuses, stock
grants and stock option awards given to past and present Directors and executive
management. We believe that the time has come for the Company's management team
and Board to be held accountable for this performance. We urge stockholders to
send management a message that stockholder returns have been unacceptable and
that no new lucrative compensation programs should be implemented by voting
AGAINST these Plans. See "Other Proposals -- The New Del Webb Incentive Plans."
</R>
<R>
In addition, we are opposed to the Equity Plan because as presently drafted it
does not prohibit the re-pricing of options. Specifically, under Section 3.2 of
the Equity Plan, the Committee may amend the terms and conditions of any
outstanding award made under the Equity Plan. This would allow the Committee to
amend an existing award to change the exercise price. Absent a specific
provision which prohibits repricing, we believe the provisions of the Equity
Plan can be interpreted to allow the Committee to issue new awards at lower
prices in connection with a cancellation of then existing awards issued with a
higher strike price.
</R>
<R>
As our proxy statement was going to press we discovered that Del Webb has
apparently agreed with Institutional Shareholder Services (a proxy voting and
advisory firm, "ISS") that it will amend the Equity Plan to prohibit re-pricing.
This is because if the Company did not agree to do this then we believe ISS
would recommend to all of its clients that they vote AGAINST the Equity Plan.

While we are glad to see that our campaign is apparently getting some results,
we still think that in light of the negative 32% five year total cumulative
returns that stockholders have endured, this is not the time to be approving new
equity incentive plans. Furthermore, we also think that management should redo
their plan and resubmit it to stockholders so we can all see the anti-re-pricing
language for ourselves. Sometimes it pays to have a watch dog. Vote AGAINST the
new Del Webb Incentive Plans.
</R>

Stock Ownership by Management and Directors

<R>
Finally, we took a close look at the number of shares of Common Stock actually
purchased by our management team and Board of Directors. Under the rules of the
Securities and Exchange Commission ("SEC"), shares held under options that have
been given to officers and Directors and that are presently or will become
exercisable in the next 60 days are considered "beneficially owned." This is
true even if the options are underwater; i.e., the exercise price exceeds the
market price for the Common Stock. The problem with this approach in our view,
however, is that unlike stockholders, option holders make no investment of
capital for the shares subject to options unless and until the options are
exercised. Since the shares issuable upon the exercise of the options have not
been bought and paid for the officers and Directors who hold such options have
not put any invested capital at risk for the option shares.

So, we asked ourselves, what does the stock ownership by Del Webb management and
Directors look like if you eliminate all of the shares subject to unexercised
stock options (i.e., shares that have not been bought and paid for yet) from the
shares reported in the Del Webb Proxy Statement as "beneficially owned" by our
officers and Directors? Here's the answer.
</R>

<PAGE>

		Years of
Name	Owned Shares	Service
Outside Directors:		
D. Kent Anderson	-0-*	6
Michael O. Maffie	1,000*	3
J. Russell Nelson	100*	17
Peter A. Nelson	7,000*	16
Michael E. Rossi	-0-*	6
Glenn W. Schaeffer	-0-*	3
Anthony Wainwright	816*	12
Sam Yellen	2,000*	9
	-------	--

<R>

		Total Years	
Total Ownership by			
Outside Directors	10,916*	of Service	72

</R>

Management Directors:	
Philip J. Dion	102,711*
LeRoy C. Hanneman, Jr.	65,664*

Total Ownership by	
Management Directors	168,375*

Other Management:	
John H. Gleason	46,803*
Anne L. Mariucci	40,016*
Frank D. Pankratz	45,080*
John A. Spencer	44,704*

Total Ownership by	
Other Management	176,603*
	--------

                *Less than 1%

<R>

In case you're interested, Del Webb's current outside Directors have 72 total years of service with Del Webb and own less than 0.06% of the outstanding Common Stock (calculated as described above).

</R>

Not a pretty picture. Quite frankly, we think the level of real personal investment by our outside Directors is pathetic.

<R>

In sharp contrast, Pacific Partners beneficially owns more than 1,000,000 shares of Del Webb, representing approximately 5.49% of the Company's outstanding Common Stock. See "Pacific Partners' Nominees for Election as Directors." As manager of Pacific Partners, William Levine is also deemed to beneficially own the 5.49% held by Pacific Partners. By virtue of his 42.31% ownership interest in Pacific Partners, Mr. Levine individually may be deemed to have a personal financial interest in approximately 424,000 of such shares (2.32% of the outstanding shares), more than twice as much stock in the Company than all of its current Directors combined. Our other nominee, Brian J. O'Connor, owns 2,000 shares of the Company's stock - twice as much as the two outside incumbent Directors currently up for election and more than each of the other current outside Directors other than Peter Nelson (16 years on the Board; 7,000 shares) and Sam Yellen (9 years on the Board; 2,000 shares). We own our stock - it is bought and paid for. None of these shares are subject to presently exercisable but unexercised options. Our investment of capital serves to align our interests with yours in maximizing stockholder value.

</R>

<PAGE>
Pacific Partners' Concerns and Conclusions

<R>
In light of the foregoing, we think it's time for a change - time for new, independent representatives on the Del Webb Board of Directors - time for Directors whose interests are truly aligned with those of all other Del Webb stockholders. Management believes that the Company's future is bright; that the demographics of the American population are in the Company's favor. Maybe so, but absent the financial flexibility to capitalize on future opportunities, we still believe that future returns to stockholders could well mirror the returns over the last five years.
</R>

Pacific Partners has carefully reviewed public information concerning the Company and its businesses contained in the Company's filings with the SEC, in published articles, press releases and in reports prepared by securities analysts. We are concerned that there may be storm clouds on the horizon. Here are some specifics:

o   Although the Company has articulated a goal of reducing its debt level, and publicly emphasized that its total debt to total capital ratio had declined during the 2000 fiscal year, in fact the Company's aggregate amount of indebtedness has remained fairly constant. The Company's Annual Report on Form 10-K for the year-ended June 30, 2000 (the "2000 Form 10-K") provides the following information (dollars in thousands).

	2000	1999
Total notes payable, senior and subordinated debt ("Debt")	$1,005,424,000	$1,040,613,000

         Source: 2000 Form 10-K, "Selected Consolidated Financial Data."

o   In its press release of September 25, 2000, Mr. Hanneman stated "We now are beginning to realize the benefits of significant business expansion that Webb has been implementing for several years in new communities across the United States. The future of our company has never been more promising."
         However, in the 2000 Form 10-K, the Company states:

         "The Company's degree of leverage from time to time will affect its interest incurred and capital resources, which could limit its ability to capitalize on business opportunities or withstand adverse changes."

         Source: 2000 Form 10-K, "Certain Factors Affecting the Company's Operations - Financing and Leverage."

o   The Company's level of Total Debt to book capital (the sum of Total Debt plus book shareholders equity) is the highest of any comparable industry participant.

<PAGE>

<TABLE>

Company	Book Equity 1 ($in 000s)	Total Debt 1 ($in 000s)	Debt/Book Cap.
<S>	<C>	<C>	<C>
Centex Corp.	1,465,226	2,021,618	58.0%
D. R. Horton, Inc.	907,885	1,389,026	60.5%
Hovnanian Enterprises, Inc.	246,397	466,415	65.4%
Kaufman & Broad Home Corp.	674,951	1,356,939	66.8%
Lennar Corp.	1,054,027	1,732,784	62.2%
M.D.C. Holdings Inc.	390,904	269,962	40.8%
Pulte Corp.	1,107,264	939,248	45.9%
Ryland Group Inc.	394,992	740,194	65.2%
Standard Pacific CP	405,830	376,801	48.1%
Toll Brothers Inc.	691,606	818,101	54.2%
Weighted Average	733,908	1,011,109	56.7%
	--------	---------	----
Del Webb	482,386	1,005,424	67.6%
	========	=========	====

<R>
<FN>

1   Based on financial statements contained in most recent report filed by the
    indicated company pursuant to the Securities Exchange Act of 1934, as
    amended. The industry participants are the same as those used by Del Webb
    in constructing the total return to stockholder chart except that we also
    included MDC Holdings, Inc. because its principal line of business,
    geographic areas of operations and product price points are substantially
    similar to those of Del Webb. We thought two things were interesting about
    MDC Holdings: first, their five-year total cumulative return to
    shareholders was 235.26% as of December 31, 1999 (217.6% as of October 17,
    2000); and second, Del Webb was included by MDC Holdings in its peer group.
    Take a look at their Debt to Book Capital ratio.
</FN>
</TABLE>

Our nominees are committed to evaluating any and all opportunities to address
the challenges facing our Company. While to date we have refrained from
suggesting a specific plan to management, we believe that in light of the
existing challenges, the Company should explore a possible sale to permit
stockholders to realize a premium today over recent historical trading prices.
We remember what happened in 1998 when the Company was approached by two
suitors. Following a series of press releases stating the anticipated value of
the consideration to be received in the deal, the stock price ran up to the
mid-30s. Discussions were terminated. What happened to the stock price
thereafter is a matter of public record. We hope history will not repeat itself.
</R>

<R>
Both of our nominees have substantial experience in business and finance. We
believe that our nominees are well qualified to take appropriate steps to
maximize value for all stockholders as promptly as possible. While Pacific
Partners' nominees, if elected, would not constitute a majority of the Board of
Directors and thus could not ensure that the Board of Directors would explore
strategic alternatives or successfully enhance stockholder value, we believe
that the election of our nominees should be recognized by the other Directors as
a mandate for change. Our nominees will be an active presence on the Board
committed to pursuing avenues designed to deal with current challenges that we
believe are impeding the Company's financial flexibility. See "Background to
the Solicitation."
</R>

<PAGE>

Pacific Partners' Voting Recommendations

Please vote for a voice for change. Please vote on the enclosed BLUE proxy card:

o   FOR the nominees sponsored by Pacific Partners;

o   AGAINST the 2000 Executive Long-Term Incentive Plan;

o   AGAINST the 2000 Executive Management Incentive Plan;

o   ABSTAIN with respect to ratifying the appointment of KPMG LLP
           as the principal independent public accounting firm of the
           Company for the year ending June 30, 2001; and

                    Time is short. Your vote is very important.

<R>
Please sign and return the enclosed BLUE proxy card immediately. Contact D. F.
King & Co., Inc. for instructions on how to vote by email, facsimile or
telephone.

                    D. F. King & Co., Inc. 1-800-207-2872
                                    or
                          jcornwel@dfking.com

                            Please vote today.
</R>

                                      8

<PAGE>
                    BACKGROUND TO THE SOLICITATION

<R>
We purchased our shares of Del Webb stock because we believed there were
significant opportunities for realization of value. Pacific Partners determined
to nominate candidates to the Board who would be committed to exploring
opportunities to increase stockholder value by investigating alternative
business strategies including the possible sale of the Company.

On August 17, 2000, we publicly disclosed our substantial investment in the
Company in a filing with the SEC called a Schedule 13D. In our Schedule 13D, we
stated that we would try to meet with management to obtain management's
explanation of the steps it intends to take to maximize the value of the Common
Stock, address any impending liquidity issues and reduce debt. We also stated
that we might evaluate and discuss with management the terms upon which a
significant strategic equity investment could be made in the Company to address
any pending liquidity issues and to reduce debt. Finally, we reported that we
might meet with representatives of potential purchasers of the Company to
determine if they are interested in acquiring the Company and to compare
possible acquisition prices with our assessment of market value realizable from
management's plans. We have recently met with Shea to confirm their offer and
have spoken with certain other substantial stockholders, including Avatar
Holdings, Inc., to apprise them of our intentions to seek representation on the
Board of Directors although we have not yet discussed with any party a possible
business transaction involving the Company.

When we requested on August 17, 2000, a meeting with management, we were told
that Mr. Hanneman was not available to meet until September 11th at the
earliest. Regrettably, Del Webb has certain restrictive provisions in its Bylaws
establishing detailed requirements to be met if a stockholder wishes to suggest
candidates for election as directors including a requirement for this year's
Annual Meeting that any nominations for the 2000 Annual Meeting must be
submitted to Del Webb during a 30-day window period that closed on September 4,
2000 (which happened to be Labor Day). In light of Del Webb's response to our
request for a meeting, we had no choice other than to proceed to nominate our
candidates to preserve our options.
</R>
<R>
On August 31, 2000, we made a filing with the Federal Trade Commission seeking
approval to acquire additional shares of Common Stock such that our total
holding would exceed $15.0 million but less than 15% of the total number of
outstanding shares of Common Stock. On September 26, 2000 we were granted early
termination of the mandatory waiting period and thereby cleared to purchase
additional shares. However, we have not purchased additional shares in light of
recent share values and have refrained from proposing a specific transaction to
management until such time as we have completed our evaluation of the
enterprise.

On September 13, 2000, Del Webb issued a press release indicating that it
disagreed with our concerns and did not agree that a substantial equity
investment was necessary. In this statement, management also stated that it had
addressed the problems identified by Pacific Partners. As a result of
management's public statements and the obvious complexities inherent in
negotiating the various terms of such an investment, the concept has been
abandoned but may be explored again at a later date if management is receptive.
</R>

                                    9

<PAGE>
<R>
On September 25, 2000, members of Pacific Partners met with LeRoy Hanneman, Anne Mariucci and John Spencer of Del Webb. The upshot of the meeting was that management told us they preferred the current incumbent Directors to our nominees and did not believe that Del Webb's current level of indebtedness was impeding the Company's ability to execute its business plan. Mr. Hanneman and Mr. Levine met again on October 3, 2000 to discuss the possibility of Pacific Partners having representation on the Del Webb Board of Directors. Mr. Hanneman proposed that the Company would consider nominating Mr. Levine for election to the Board of Directors at the 2001 Annual Meeting. After considering this proposal, we decided that a one-year delay in providing the requested Board representation was unacceptable and Mr. Levine so informed Mr. Hanneman on October 5, 2000. As a result of the failure to reach a resolution with the Company, Pacific Partners decided to proceed to sponsor two nominees for election as Directors who are committed to maximizing value for all stockholders by fully considering various financial and strategic alternatives.

Pacific Partners hopes that management will further investigate the offer proposed by J.F. Shea Company, Inc. While no other specific acquirors are currently contemplated, the Pacific Partners' nominees would encourage Del Webb to retain a financial adviser to review strategic alternatives presently available to the Company and act in accordance with the recommendations of such adviser if deemed appropriate following the presentation of the then available alternatives.
</R>

                    PACIFIC PARTNERS' NOMINEES FOR ELECTION AS DIRECTORS

                                   (Proposal No. 1)

According to the Del Webb Proxy Statement, three directors are to be elected at the Annual Meeting. The Directors so elected will serve in such capacity for terms to expire at the 2003 Annual Meeting of Stockholders and until their successors are duly elected and qualified. In opposition to the incumbent Board of Directors, Pacific Partners is proposing a slate of two nominees for election as Directors of the Company. Information regarding our nominees is set forth below.

We are also soliciting authority to vote for one of the nominees being sponsored by the Company. Although we are not permitted to state who we will vote for, we can tell you that if authority is granted, we will not vote for Glenn W. Schaeffer or C. Anthony Wainwright. See "Voting Procedures and Other Matters." Please refer to the Del Webb Proxy Statement for information regarding the Company's nominees for election as Directors.

There are no arrangements or understandings between any nominee of Pacific Partners and any other person pursuant to which he was selected as a nominee. Each nominee named below has consented to be nominated for election as a Director and to serve as a Director if elected. Pacific Partners does not expect that any of the nominees will be unable to stand for election, but in the event that a vacancy in the slate of nominees should occur unexpectedly, the shares represented by the enclosed BLUE Proxy Card will be voted for a substitute candidate selected by Pacific Partners.

                                         10

<PAGE>

The following information concerning age, principal occupation and directorships
has been furnished to Pacific Partners by the nominees. Additional information
regarding our nominees is set forth in Annex 1 to this proxy statement.

Name	Age	Principal Occupations and Directorships
William S. Levine	68	Mr. Levine is the manager of Pacific Partners, LLC, a Delaware limited liability company formed on June 9, 2000, to invest in Del Webb. Mr. Levine is also a director of Infinity Broadcasting Corporation (multimedia) and Chairman of Infinity Outdoor, Inc. (outdoor advertising) and has held such positions since December 9, 1999, and is also a director of International Leisure Hosts, Inc. Prior to becoming a director of Infinity Broadcasting Corporation Mr. Levine was Chairman of the Board and a director of Outdoor Systems, Inc. (outdoor advertising), since its formation in 1980. Mr. Levine is an owner and officer of numerous privately-owned firms.
Brian J. O'Connor	44	Mr. O'Connor is the Senior Vice President of Hutchison, Shokey, Erley & Co. (financial services) (August 1988 to present) and was a member of the Board of Directors of Outdoor Systems, Inc. (outdoor advertising) (September 1993 to December 1999).

The following table sets forth the aggregate number of shares and percentage of
the Common Stock, and other securities of the Company, if any, beneficially
owned by each of Pacific Partners' nominees as of the date of this Proxy
Statement.

Name	Shares of Common Stock	Percentage of Outstanding Stock
William Levine(1)	1,002,186	5.49%
Brian J. O'Connor	2,000	*

<R>
(1) Mr. Levine may be deemed to beneficially own the indicated shares by reason
of being a member and the manager of Pacific Partners. Mr. Levine individually
may be deemed to have a direct financial interest in approximately 424,000 of
such shares (2.32% of the outstanding shares) by virtue of his 42.31% ownership
interest in Pacific Partners - more than two times the number of shares that
have been bought and paid for by the entire Del Webb Board. Brian O'Connor owns
more shares than all but one Director -- Peter Nelson (7,000 shares) -- and
the same number of shares as Sam Yellen (2,000 shares), excluding shares subject
to unexercised stock options. Messrs. Nelson and Yellen have 25 years of
combined service as Del Webb Directors. See "Introduction -- Stock Ownership by
Management and Directors."
</R>

          * Less than 1%.

<PAGE>
<R>
In considering how to vote, we ask you to think about the combined stock
ownership level of the incumbent members of the Board of Directors who are
standing for re-election. It is a commonly accepted principle that significant
stock ownership by a company's management and directors more fully aligns their
interests with the interests of the company's other stockholders. We believe
that the level of stock ownership by these Del Webb insiders (particularly
Messrs. Schaeffer and Wainwright) may contribute to a lack of pro-active
commitment to the creation of value for the true owners of the Company. As a
result, we ask you to consider whether management and the Board may be more
interested in retaining their positions and compensation packages than in
maximizing the value to them (AND YOU) as stockholders.
</R>

PACIFIC PARTNERS BELIEVES THAT IT IS IN YOUR BEST INTEREST TO ELECT THE PACIFIC
PARTNERS' NOMINEES AT THE 2000 ANNUAL MEETING. WE STRONGLY RECOMMEND A VOTE FOR
THE ELECTION OF THE PACIFIC PARTNERS' NOMINEES.

PLEASE SIGN AND DATE THE BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE
WHETHER OR NOT YOU PLAN TO ATTEND THE 2000 ANNUAL MEETING.

                              OTHER PROPOSALS

The New Del Webb Incentive Plans
(Proposal Nos. 2 and 3)

Del Webb maintains a variety of bonus, stock option and other incentive plans.
Many Del Webb executives also participate in the Supplemental Executive
Retirement Plans and are parties to Employment Agreements that provide for
certain benefits to be paid upon the occurrence of a change of control (as
defined in such agreements). Descriptions of these various plans and agreements
are contained in the Del Webb Proxy Statement.

Now the Company is asking stockholders to approve the Del Webb Corporation 2000
Executive Long-Term Incentive Plan (the "Equity Plan") and the Del Webb
Corporation 2000 Executive Management Incentive Plan (the "Cash-Pay Plan" and
together with the Equity Plan, the "Incentive Plans"). The text of the Incentive
Plans is included as Appendix A and Appendix B to the Del Webb Proxy Statement.

<R>
Pacific Partners has reviewed the Incentive Plans and recommends that
stockholders vote AGAINST the approval of the Incentive Plans. Quite
simply, we believe that stockholders should not reward management with
additional compensation programs given the losses generated for stockholders
(negative 32% cumulative return over the last five fiscal years) and the
generous existing compensation already provided to senior management. See the
Summary Compensation Table at page 12 of the Del Webb Proxy Statement.
</R>

<R>
Pacific Partners also believes that as presently drafted the Equity Plan does
not prohibit the re-pricing of awards made thereunder. What this means in plain
English is that if the Company were to grant stock options under the Equity Plan
and subsequently the Company's stock price falls, the Board can reduce the
option exercise price so the executive will be able to buy the stock more
cheaply. In other words, the option holder would be able to avoid the adverse
consequences of a stock market price decline. Unfortunately, stockholders cannot
get the same treatment. We are locked in at our original purchase price.
Furthermore, re-pricing could have adverse accounting consequences for the
Company.
</R>

Specifically, Article 3, Section 3.2 of the Equity Plan sets forth the authority
of the Human Resources Committee in administering the Equity Plan and the awards
thereunder. This section is absolutely silent on the issue of re-pricing options
and other stock grants made under that plan.

                                    12

<PAGE>

Interestingly, by comparison Article 3, Section 3.2 of the Cash-Pay Plan sets forth the authority of the Committee in administering the Cash-Pay Plan and provides specifically that "the Committee shall not have the authority to re-price previously issued and currently outstanding Awards without stockholder approval." Obviously, Del Webb has clearly demonstrated that when it wishes to prohibit the opportunity to re-price Awards, it is capable of implementing a plan with provisions that will accomplish that goal. However, this language is contained in a plan where such provisions are effectively required by the provisions of the Internal Revenue Code. The Equity Plan does not contain a similar provision, presumably only because Del Webb was not compelled to add such language to a stock-based plan like the Equity Plan. Given the Company's present historical performance record, we believe its stockholders should withhold approval of the Equity Plan because, in administering the Plan, the Board has the unbridled discretion to re-price previously issued options.

<R>
As our proxy statement was going to press we discovered that Del Webb has apparently agreed with Institutional Shareholder Services (a proxy voting and advisory firm, "ISS") that it will amend the Equity Plan to prohibit re-pricing. This is because if the Company did not agree to do this then we believe ISS would recommend to all of its clients that they vote AGAINST the Equity Plan.

While we are glad to see that our campaign is apparently getting some results, we still think that in light of the negative 32% five year total cumulative returns that stockholders have endured, this is not the time to be approving new equity incentive plans. Furthermore, we also think that management should redo their plan and resubmit it to stockholders so we can all see the anti-re-pricing language for ourselves. Sometimes it pays to have a watch dog.
</R>

          Pacific Partners recommends that stockholders vote:

          AGAINST the approval of the Del Webb 2000 Executive Long-Term Incentive Plan (Proposal No. 2); and

          AGAINST the Del Webb 2000 Executive Management Incentive Plan (Proposal No. 3).

Ratification of Appointment of Principal Independent Public Accounting Firm (Proposal No. 4)

The Company's Board of Directors has appointed the firm of KPMG LLP as Del Webb's principal independent public accounting firm and seeks stockholder ratification of this appointment. Pacific Partners makes no recommendation with respect to ratification of the appointment of KPMG LLP as the Company's principal independent public accounting firm for the year ending June 30, 2001. Shares represented by a valid, unrevoked BLUE proxy card will ABSTAIN with respect to such proposal unless otherwise specified.

<PAGE>

VOTING PROCEDURES AND OTHER MATTERS

Three Directors are to be elected at the Annual Meeting. Since Pacific Partners is only proposing two nominees, if both of our nominees are elected, one of the Company's nominees will also be elected. We are also soliciting authority to vote for one of the nominees being sponsored by Del Webb. While we are not allowed to state affirmatively who we intend to vote for, we can tell you that if you grant us authority to vote for one of the Company's nominees, we will NOT vote for Glenn Schaeffer or Anthony Wainwright. If you vote on our BLUE proxy card, you have the opportunity to withhold authority to vote for the Company's remaining nominee by writing his name on the BLUE proxy card in the space provided. For information regarding the Company's nominees for election as Directors, please refer to the Del Webb Proxy Statement. There can be no assurance that the Company's nominee will serve if elected with any of our nominees.

For the proxy solicited hereby to be voted, the enclosed BLUE proxy card must be signed and returned in time to be voted at the 2000 Annual Meeting. Shares represented by a valid, unrevoked BLUE proxy card will be voted as specified. If no specification is made, such shares will be voted (1) FOR the election of the Pacific Partners' nominees; (2) AGAINST the approval of the Del Webb Corporation 2000 Executive Long-Term Incentive Plan; (3) AGAINST the approval of the Del Webb Corporation 2000 Executive Management Incentive Plan; and (4) ABSTAIN with respect to the ratification of the appointment of KPMG LLP as the principal independent public accounting firm of the Company for the year ended June 30, 2001.

<R>
If you wish to vote FOR the election of the Pacific Partners' nominees, your latest dated proxy must be a BLUE proxy card. If you have already returned the Company's white proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE 2000 ANNUAL MEETING. Execution of a BLUE proxy card will not affect your right to attend the 2000 Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation or a duly executed proxy; (ii) submitting to Pacific Partners a duly executed proxy bearing a later date; or (iii) attending and voting at the 2000 Annual Meeting in person. Attendance at the 2000 Annual Meeting will not itself constitute a revocation.
</R>

Except as set forth in this Proxy Statement, Pacific Partners is not aware of any other matter to be considered at the 2000 Annual Meeting. If any other matter is presented at the 2000 Annual Meeting, the persons named on the enclosed BLUE proxy card will vote in accordance with their best judgment concerning such matter.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your current account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form (or BLUE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

14

<PAGE>

Only the holders of record as of the close of business on the record date will
be entitled to vote at the 2000 Annual Meeting. If you were a stockholder on the
record date, you will retain your voting rights for the 2000 Annual Meeting even
if you sell such shares after the record date. Accordingly, it is important that
you vote the shares you own on the record date or grant a proxy to vote such
shares, even if you sell your shares after the record date.

The shares of Common Stock are the only shares of capital stock of Del Webb
entitled to notice of, and to vote at, the 2000 Annual Meeting. The Del Webb
Proxy Statement for the 2000 Annual Meeting provides information about the
number of shares of Common Stock outstanding and entitled to vote as of the
record date, and reference is made thereto for such information. Every holder of
shares of Common Stock is entitled to one vote for each share of Common Stock
held. In accordance with Del Webb's By-laws, at the 2000 Annual Meeting, the
holders of a majority of the shares of Common Stock issued and outstanding and
entitled to vote thereat, present in person or represented by proxy, shall be
required for the purpose of establishing a quorum. For election of directors,
those nominees receiving a plurality of the votes cast will be elected as
directors. "Plurality" means that the nominees who receive the largest number of
votes cast will be elected as directors. Shares not voted will have no affect on
the election of directors. In order for the 2000 Executive Long-Term Incentive
Plan and the 2000 Executive Management Incentive Plan to be defeated (Proposals
2 and 3), if a quorum is present, it will be necessary that more votes are cast
against the approval of these proposals than votes that are cast for approval.

Abstentions and broker non-votes are not votes cast and, therefore, will not be
counted in determining voting results, although abstentions and broker non-votes
will be treated as shares that are present and entitled to vote for purposes of
determining the presence of a quorum. For additional information regarding the
nature, treatment and affect of abstentions and broker non-votes, please refer
to the Del Webb Proxy Statement.

If you have any questions, or need further assistance, please call our proxy
solicitor, D.F. King at (800) 207-2872.

                    INFORMATION REGARDING PACIFIC PARTNERS AND
                      OTHER PARTICIPANTS IN THE SOLICITATION

<R>
The members of Pacific Partners are Levine Investments Limited Partnership,
Arturo R. Moreno, GRW Holding, LLC and the Contadino Family Trust. William S.
Levine is the manager of Levine Investments Limited Partnership and Pacific
Partners. Garth R. Wieger is the manager of GRW Holding, LLC and Joseph F.
Contadino is the trustee of the Contadino Family Trust. Pacific Partners,
William Levine, Arturo Moreno, Garth Wieger, Joseph Contadino and Brian O'Connor
may be deemed to be "participants" in this solicitation under the federal
securities laws.

Pacific Partners owns an aggregate of 1,002,186 shares of the Company's Common
Stock, representing approximately 5.49% of the outstanding shares of Common
Stock, with an aggregate cost, including commissions of $15,389,732 and an
aggregate market value based on the closing price of the stock on The New York
Stock Exchange on October 17, 2000 of approximately $24,929,376.
</R>

Pacific Partners is a Delaware limited liability company formed by its members
for the purpose of investing in Del Webb. Additional information regarding
Pacific Partners, its members and the participants in this solicitation,
including recent purchases of Common Stock, is set forth on Annex 1 hereto.

                                      15

<PAGE>

<R>
Except as set forth in this Proxy Statement (including Annex 1 hereto), no member of Pacific Partners nor, to the best knowledge of Pacific Partners, any nominee of Pacific Partners or any other participant in this solicitation or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or has been a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year with respect to any shares of the Company's capital stock; (iii) knows of any transactions since the beginning of the Company's last fiscal year, currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and which any of them or their respective affiliates had, or will have, a direct or indirect material interest; (iv) has any interest in the matters to be voted on at the 2000 Annual Meeting, other than an interest, if any, as a stockholder of the Company; (v) has been indebted to the Company; or (vi) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

In addition, other than as set forth in this Proxy Statement (or in Annex 1 hereto), there are no contracts, arrangements or understandings entered into by Pacific Partners or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, except as otherwise described elsewhere herein or in the Schedule 13D filed by Pacific Partners, as amended, neither Pacific Partners nor any other participant in this solicitation or any of their respective associates has been engaged in contacts, negotiations or transactions with the Company concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, or a sale or other transfer of a material amount of assets; or had any other transaction (other than this proxy solicitation and matters incidental thereto) with the Company or any of its executive officers or directors that would require disclosure under the rules and regulations of the SEC.

Except as set forth in this Proxy Statement (including Annex 1 hereto), no member of Pacific Partners or, to the best knowledge of Pacific Partners, any nominee of Pacific Partners or any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or (ii) any future transactions to which the Company will or may be a party.

Pacific Partners filed a Schedule 13D with the SEC on August 17, 2000 and filed Amendment No. 1 to the Schedule 13D on August 31, 2000. The Schedule 13D, as amended, contains additional information about Pacific Partners, the members of Pacific Partners, Pacific Partners' nominees and their respective affiliates and associates. See also "Nominees for Election as Directors."
</R>

16

<PAGE>

                        SOLICITATION; EXPENSES

In connection with our solicitation of proxies for use at the 2000 Annual
Meeting, such proxies may be solicited by mail, courier service, advertisement,
telephone, facsimile or other electronic means, and in person. Solicitations may
be made by the members of Pacific Partners and Pacific Partners' nominees.
Proxies may be similarly solicited by executives and administrative employees of
the members of Pacific Partners and its nominees, for which no additional
compensation will be paid. Banks, brokerage houses and other custodians,
nominees and fiduciaries will be requested to forward the solicitation material
from Pacific Partners to their customers for whom they hold shares and Pacific
Partners will reimburse these record holders for customary clerical and mailing
expenses incurred by them in forwarding these materials to their customers.

Pacific Partners has retained D.F. King & Co., Inc. for advisory services and to
assist in the solicitation of proxies. Pacific Partners has agreed to pay D.F.
King & Co., Inc. a fee of up to $200,000, has agreed to reimburse it for its
reasonable out-of-pocket expenses and has agreed to indemnify D.F. King against
certain liabilities and expenses including liabilities and expenses under the
federal securities laws. Approximately 25 persons will be used by D.F. King &
Co., Inc. in its solicitation of proxies for use at the 2000 Annual Meeting.

<R>
The entire expense of preparing, assembling, printing and mailing this Proxy
Statement and related materials and the cost of soliciting proxies for the
nominees proposed by Pacific Partners for the 2000 Annual Meeting will be borne
by Pacific Partners. We do not intend to seek reimbursement for such expenses
from Del Webb or any other party or parties. Pacific Partners estimates that its
total expenditures relating to the solicitation (other than any possible costs
that may be incurred if litigation is initiated) will be approximately $1.0
Million. Total expenditures to date have been approximately $625,000. Pacific
Partners will bear all expenses related to this solicitation and will not seek
reimbursement from Del Webb.
</R>

<PAGE>

                    CERTAIN INFORMATION ABOUT DEL WEBB

<R>
Del Webb is a Delaware corporation with its principal executive office located
at 6001 North 24th Street, Phoenix, Arizona 85106. Del Webb is subject to the
informational requirements of the Securities Exchange Act of 1934, as amended,
and in accordance therewith is required to file reports, proxy statements and
other information with the SEC. Reports,   registration statements, proxy
statements and other information filed by Del Webb with the SEC can be inspected
and copied at the public reference facilities maintained by the SEC at Judiciary
Plaza, 450 Fifth Street, N. W. Room 1024, Washington, D.C. 20549, and at the
SEC's Regional Offices, Judiciary Plaza, 500 West Madison Street, Suite 1400,
Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048.
Copies of such material can be obtained from the Public Reference Section of the
SEC, 450 Fifth Street, N. W., Washington, D.C. 20549, at prescribed rates.
Documents filed electronically by Del Webb are also available at the SEC's Web
site (http://www.sec.gov).
</R>

Information   regarding   shares   outstanding   as of the record date, the
establishment of a quorum, vote required for approval, treatment of abstentions
and "broker non-votes," admission requirements for the Annual Meeting, ownership
of shares of Common Stock by Directors and executive officers of Del Webb and by
other persons who own more than five percent of the outstanding shares of Common
Stock, the background of the Company's nominees for election to the Board of
Directors, the compensation paid and payable to the Company's Directors and
executive officers, the committees of Del Webb's Board of Directors and their
responsibilities and the meetings of Del Webb's Board of Directors and certain
committees thereof and requirements regarding the submission of stockholder
proposals to be considered for inclusion in Del Webb's proxy statement for the
2001 Annual Meeting of Stockholders is contained in the Del Webb Proxy
Statement. Pacific Partners assumes no responsibility for the accuracy or
completeness of such information.

<R>
The 2000 Annual Meeting of Stockholders is scheduled to be held on November 2,
2000 at 9:00 a.m. at the Renaissance Esmeralda Resort, 44-400 Indian Wells Lane,
Indian Wells, California (the "Annual Meeting"). The Company has set the close
of business on September 5, 2000 as the record date for the determination of
stockholders entitled to notice of, and to vote at, the Annual Meeting.
</R>

                                   18

<PAGE>

                        OTHER MATTERS

Reference is made to the Del Webb Proxy Statement for information concerning Del
Webb stock, beneficial ownership of the stock by, and other information
concerning, the Company's Board and management, the principal holders of the
stock and the procedure for submitting stockholder proposals for consideration
at the November 2, 2000 Annual Meeting.

Pacific Partners does not know of any matter other than those described above
that will be presented for action at the Annual Meeting. If other matters come
before the meeting, the persons named as proxies intend to vote in accordance
with their judgment.

<R>
This Proxy Statement and BLUE Proxy Card will first be sent to stockholders on
or about October 19, 2000.
</R>

Pacific Partners' mailing address is 1702 East Highland Avenue, Suite 310,
Phoenix, Arizona 85016. For additional information or if you have any questions,
please contact our proxy solicitor, D.F. King & Co., Inc. at (800) 207-2872.

PLEASE IGNORE THE SOLICITATIONS OF THE CURRENT BOARD AND ANY OTHER PARTIES AND
DO NOT VOTE ON OR RETURN TO THE COMPANY OR ANY OTHER PARTY ANY PROXY CARD THAT
YOU MAY RECEIVE, EVEN TO VOTE AGAINST THE PROPOSALS SPONSORED BY THE COMPANY OR
ANY OTHER PARTY. RETURNING ANY PROXY CARD PROVIDED YOU BY THE COMPANY OR ANOTHER
PARTY COULD REVOKE THE BLUE PROXY CARD THAT YOU SIGN, DATE AND SEND TO PACIFIC
PARTNERS.

<R>
October 19, 2000.   PACIFIC PARTNERS, LLC

</R>

```
<PAGE>
```

ANNEX 1

A.   Background

INFORMATION REGARDING PACIFIC PARTNERS, ITS MEMBERS AND PARTICIPANTS
IN THE SOLICITATION

Unless otherwise noted, all of the individuals listed in this Annex 1 are citizens of the United States.

1.   Pacific Partners, LLC, a Delaware limited liability company

a.   Address: 1702 East Highland Avenue
                  Suite 310
                  Phoenix, Arizona 85016

b.   Principal Business: Investments

c.   Manager: William S. Levine

d.   Members: Levine Investments Limited Partnership
              Arturo R. Moreno
              GRW Holding, LLC
              Contadino Family Trust

2.   William S. Levine (Manager of Pacific Partners, LLC, General Partner
     of Levine Investments Limited Partnership and Director Nominee)

a.   Address: 1702 East Highland Avenue
                  Suite 310
                  Phoenix, Arizona 85016

b.   Principal Occupation: Chairman, Infinity Outdoor, Inc.

c.   Principal Business: Outdoor advertising

d.   Business Address: 1702 East Highland Avenue
                            Suite 310
                            Phoenix, Arizona 85016

3.   Levine Investments Limited Partnership, an Arizona limited partnership

a.   Address: 1702 East Highland Avenue
              Suite 310
              Phoenix, Arizona 85016

b.   Principal Business: Investments

c.   General Partner: William S. Levine

<PAGE>

4.   Arturo R. Moreno, a resident of Arizona

a.   Address: 2502 N. Black Canyon Highway
                Phoenix, Arizona 85009

b.   Principal Occupation: Chief Executive Officer, Infinity Outdoor, Inc.

c.   Principal Business: Outdoor advertising

d.   Business Address: 2502 N. Black Canyon Highway
                                 Phoenix, Arizona 85009

5.   GRW Holding, LLC, an Arizona limited liability company

a.   Address: 6900 E. Second Street
                Scottsdale, Arizona 85251

b.   Principal Business: Investments

c.   Manager: Garth R. Wieger

d.   Members: Garth R. Wieger
                ATG, LLC
                Tom Blake
                Debbie Eden

6.   Garth R. Wieger (Manager of GRW Holding, LLC)

a.   Address: 6900 E. Second Street
                Scottsdale, Arizona 85251

b.   Principal Occupation: Manager, Journey Homes, L.L.C.

c.   Principal Business: Homebuilding

d.   Business Address: 6900 E. Second Street
                          Scottsdale, Arizona 85251

7.   Contadino Family Trust, a revocable trust, formed under the laws of
        Arizona

a.   Address: 9034 North 23rd Avenue
                Suite 1
                Phoenix, Arizona 85021

b.   Principal Business: Investment trust

c.   Trustee: Joseph F. Contadino

8.   Joseph F. Contadino (Trustee for the Contadino Family Trust)

a.   Address: 9034 N. 23rd Avenue
                Suite 1
                Phoenix, Arizona 85021

b.   Principal Occupation: Owner, Universal Homes, Inc.

c.   Principal Business: Homebuilder

d.   Business Address: 9034 N. 23rd Avenue
                          Suite 1
                          Phoenix, Arizona 85021

9.   Brian J. O'Connor (Director Nominee)

a.   Address: 1702 East Highland Avenue, Suite 301
                  Phoenix, Arizona 85016

b.   Principal Occupation: Senior Vice President - Hutchison, Shockey,
                                Erley & Co.

c.   Principal Business: Investment banking

d. Business Address: 1702 East Highland Avenue, Suite 301
Phoenix, Arizona 85016

B. Common Stock Purchases by Pacific Partners and other Participants

Date	Number of Shares Acquired	Price/Share	Total Cost
05/12/00	2,000	14 13/16	29,650.00
05/15/00	2,000	14 13/16	29,650.00
05/15/00	5,000	15 1/8	75,650.00
05/16/00	2,000	15 5/16	30,650.00
05/18/00	2,000	15 7/16	30,910.00
05/18/00	1,200	15 1/2	18,625.00
05/18/00	1,800	15 9/16	28,037.50
05/19/00	3,000	15 1/2	46,525.00
05/24/00	6,000	15 1/2	93,085.00
05/24/00	5,000	15 9/16	77,837.50
05/24/00	4,000	15 5/8	62,525.00
05/25/00	100	15 5/16	1,556.25
05/25/00	1,000	15 3/8	15,400.00
05/25/00	5,000	15 1/2	77,525.00
05/26/00	3,600	15	54,055.00
05/26/00	2,000	15 1/8	30,275.00
05/26/00	1,900	15 7/16	29,356.25
05/30/00	17,000	15 1/16	256,115.00
05/30/00	3,000	15 3/16	45,587.50
05/30/00	31,000	15 1/4	472,837.50
05/31/00	20,000	15	300,260.00
05/31/00	5,000	15 3/16	75,962.50

<PAGE>

Date	Number of Shares Acquired	Price/Share	Total Cost
06/01/00	12,700	15	190,668.75
06/02/00	400	15 3/8	6,175.00
06/05/00	10,000	15 5/16	153,160.00
06/05/00	5,000	15 1/4	76,275.00
06/06/00	16,800	15 1/4	256,252.00
06/07/00	10,000	15 1/4	152,635.00
06/07/00	6,000	15 3/8	92,275.00
06/14/00	75,000	15	1,125,947.50
06/14/00	25,000	15 1/8	378,197.50
06/15/00	152,500	15	2,289,416.25
06/15/00	25,000	15 1/16	376,635.00
06/16/00	50,000	15	750,135.00
06/19/00	15,800	14 7/8	235,232.50
06/19/00	50,000	15	750,135.00
06/20/00	4,400	14 7/8	65,515.00
06/20/00	80,000	15	1,200,210.00
06/21/00	20,200	14 7/8	300,535.50
06/23/00	7,900	14 5/8	115,567.25
06/23/00	20,000	14 3/4	295,260.00
06/26/00	500	14 9/16	7,306.25
06/26/00	10,000	14 5/8	146,285.00
06/27/00	20,600	14 5/8	301,336.50
06/27/00	20,000	14 3/4	295,260.00
06/27/00	50,000	14 15/16	747,510.00
06/30/00	200	14 3/4	2,975.00

<PAGE>

Date	Number of Shares Acquired	Price/Share	Total Cost
07/03/00	6,000	14 15/16	89,650.00
07/03/00	20,000	15	300,060.00
07/13/00	9,500	14 13/16	140,847.50
07/14/00	6,900	14 3/4	101,871.25
07/14/00	15,500	14 13/16	229,797.50
07/17/00	15,500	14 3/4	228,828.75
07/18/00	1,600	14 5/8	23,430.00
07/19/00	3,400	14 5/8	49,777.50
07/26/00	700	14 5/8	10,262.50
07/26/00	100	14 3/4	1,500.00
08/01/00	8,000	15 1/8	121,030.00
08/03/00	200	15	3,025.00
08/04/00	700	15	10,525.00
08/04/00	2,000	15 1/8	30,275.00
08/07/00	5,000	15 9/16	77,837.50
08/07/00	6,300	17	107,125.75
08/08/00	200	18 1/16	3,637.50
08/08/00	19,800	18 1/8	358,934.50
08/08/00	2,900	18 3/8	53,312.50
08/10/00	100	18 9/16	1,881.25
08/10/00	1,900	18 5/8	35,421.25
08/10/00	5,400	18 3/4	101,327.50
08/10/00	1,000	19	19,025.00
08/11/00	3,000	19 1/16	57,212.50
08/15/00	3,000	19 1/4	57,775.00
08/15/00	2,000	19 7/16	38,900.00
08/15/00	7,000	19 5/16	135,215.00
08/16/00	200	19 3/16	3,862.50

<PAGE>

Date	Number of Shares Acquired	Price/Share	Total Cost
08/16/00	1,486	Capital contribution by Contadino Family Trust	
08/16/00	4,900	19 1/4	94,350.00
08/16/00	3,000	19 5/16	57,962.50
08/16/00	3,000	19 3/8	58,172.50
08/16/00	4,000	19 1/2	78,025.00
08/17/00	600	19 5/16	11,612.50
08/17/00	13,200	19 1/2	257,400.00
08/25/00	1,500	19 11/16	29,531.25
08/25/00	11,000	19 3/4	217,250.00
PACIFIC PARTNERS TOTAL	1,002,186		15,389,732.00

        The aggregate amount of funds required by Pacific Partners to purchase
the 1,002,186 shares of Common Stock owned by it was $15,389,732, including any
brokerage commissions and Common Stock contribution. Except for shares of Common
Stock purchased pursuant to the margin account referenced below, all funds used
to purchase Common Stock were obtained from Pacific Partners' working capital.
Pacific Partners has borrowed a total of approximately $2,398,867.23 to purchase
Common Stock pursuant to margin arrangements established in Stockholder's
Customer Agreement with Spear, Leeds & Kellogg (a copy which is filed as Exhibit
99.1 to Pacific Partners' Schedule 13D on file with the Securities and Exchange
Commission). On July 10, 2000, Brian O'Connor acquired 2,000 shares of Del Webb
Common Stock.

<PAGE>

                              ANNEX 2

          Del Webb Corporation Annual Meeting November 2, 2000
           THIS PROXY IS SOLICITED ON BEHALF OF PACIFIC PARTNERS, LLC
         IN OPPOSITION TO THE BOARD OF DIRECTORS OF DEL WEBB CORPORATION

                              PROXY

The undersigned stockholder of Del Webb Corporation (the "Company") hereby (i)
acknowledges receipt of the Proxy Statement dated October 19, 2000 from Pacific
Partners, LLC; (ii) revokes any and all prior proxies in connection with or
related to the following matters and (iii) appoints William B. Shearer, Jr. and
Richard H. Miller, or either one of them, with full power of substitution, to
act as proxies for the undersigned, and to vote all shares of Common Stock which
the undersigned is entitled to vote at the 2000 Annual Meeting of Stockholders
of Del Webb Corporation on November 2, 2000, and any adjournment or postponement
thereof, as specified below and in their discretion on all other matters coming
before the meeting. This proxy is revocable and will be voted as directed, but
if no instructions are specified, this proxy will be voted (1) FOR the election
of each of Pacific Partners' Nominees and one of the Company's nominees other
than Glenn W. Schaeffer or C. Anthony Wainwright; (2) AGAINST approval of the
Del Webb 2000 Executive Long-Term Incentive Plan; (3) AGAINST approval of the
Del Webb 2000 Executive Management Incentive Plan; and (4) ABSTAIN with respect
to the ratification of the appointment of KPMG LLP as the Company's independent
public accounting firm for the year ending June 30, 2001. At the present time
Pacific Partners knows of no other business to be presented at the Annual
Meeting.

                         Continued on reverse side

        Pacific Partners recommends a vote FOR proposal 1 and AGAINST
proposals 2 and 3.

1.   Election of Directors

                Pacific Partners' nominees to serve for 3-year terms.
                William S. Levine and Brian J. O'Connor.
                _____ For all nominees listed above.
                _____ Withhold authority to vote for all nominees listed above.

        Instruction: To withhold authority to vote for one or more persons
        nominated by Pacific Partners, mark FOR above and cross out the
        name(s) of the person with respect to whom authority is withheld.

        Company Nominees

        Pacific Partners also intends to use this Proxy to vote for one person
        nominated by the Company other than the Company nominees listed below.
        You may withhold authority to vote for one or more additional Company
        nominees, by writing the name of the nominee(s) below. Refer to the
        Proxy Statement dated September 22, 2000 distributed by Del Webb for
        the name and other information concerning such nominee(s). There is no
        assurance that the Company's nominee will serve as a Director if the
        Pacific Partners nominees are elected to the Board. Company nominees
        with respect to whom Pacific Partners is NOT seeking authority to vote
        for and WILL NOT exercise any such authority:

        Glenn W. Schaeffer, C. Anthony Wainwright

2.   Pacific Partners recommends a vote AGAINST proposal 2.
        Approval of the Del Webb 2000 Executive Long-Term Incentive Plan.
        _____   For   _____   Against   _____   Abstain

3.   Pacific Partners recommends a vote AGAINST proposal 3.
        Approval of the Del Webb 2000 Executive Management Incentive Plan.
        _____   For   _____   Against   _____   Abstain

4.   Pacific Partners makes no recommendation with respect to proposal 4.
        Ratification of appointment of KPMG LLP as the Company's independent
        public accounting firm for the year ending June 30, 2001.
        _____   For   _____   Against   _____   Abstain

                    Dated _____, 2000

Signature(s) Please sign name exactly as
it appears hereon. When signing as
attorney, executor, trustee or in other
representative capacity, state full
title.

(IMPORTANT - PLEASE FILL IN DATE)

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